

November 8, 2013

Via E-mail
David R. Koos
Chief Executive Officer
Bio Matrix Scientific Group, Inc.
4700 Spring Street, Suite 304
La Mesa, CA 91942

> **Re:** **Regen Biopharma, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 15, 2013**
> **File No. 333-191725**

Dear Mr. Koos:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

    - Disclose that you are an emerging growth company;

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - State your election under Section 107(b) of the JOBS Act:

        o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

        o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2.   Your disclosure largely consists of medical jargon and other terms that are likely to be unfamiliar to investors who are not experienced in your industry. Please significantly revise your prospectus so individuals lacking a scientific or medical background can more easily understand your disclosure. For example, you should clarify or explain terms such as "aplastic anemia" and "short interfering RNA" at first use. Similarly, please revise your descriptions of how your therapies (HemaXellerate I, HemaXellerate II and DCell Vax) are intended to work.

Prospectus Summary, page 3

3.   The summary should provide a brief overview of the key aspects of the offering and not merely repeat information contained elsewhere in the prospectus. Please revise.

About Us, page 3

4.   We note your disclosure that you primarily intend to develop "regenerative medical applications which you intend to license from other entities…," but it is unclear which of your existing medical applications or therapies you have licensed, or from whom. Please revise your disclosure to explain.

5.   Please clarify which of your products or therapies relate to the patent that you have acquired from Dr. Min.

Selected Balance Sheet Information, page 5

6.   Please disclose the basis for your belief that you "anticipat[e] completion of all actions required to be undertaken with regards to addressing comments made by the US Food and Drug Administration…" and that "…commencement of the Phase I clinical trial…[is] anticipated to begin July 2014."

Risk Factors, page 8

7.   Please add the following risk factors.

- Disclose that your parent company, Bio-Matrix Scientific Group, Inc., has no revenues, negative working capital, incurred recurring losses and recurring negative cash flow from operating activities, and has an accumulated deficit, which raises substantial doubt about its ability to continue as a going concern.

- We refer to your disclosure on page 26 under "Properties." Disclose, if true, that you do not own or operate laboratory or manufacturing facilities and discuss the risks associated with relying on third parties to provide such services.

- Discuss the potential dilutive impact to shareholders should you choose to raise capital through the issuance of additional shares.

- Clarify the extent to which you rely on licensors to maintain patent and other intellectual property rights. We note in this regard Section 5 of your license agreement with Benitec Australia, filed as exhibit 10.12 to your registration statement.

We will need to raise additional capital to carry out our business plan, page 9

8.   Please revise to clarify here that you have not generated any cash flow from operations to date. Additionally, quantify your cash and cash equivalents in this risk factor as of the most recent practicable date and discuss how long these funds allow you to continue your current operations before you will need to seek additional financing.

We rely on highly skilled personnel…, page 10

9.   Please clarify whether you have identified persons other than Mr. Koos as the "highly skilled personnel" on whom you rely. If so, please revise this risk factor to name these individuals.

Dependence on David R. Koos, without whose services company business operations…, page 10

10.   Please revise this risk factor to explain that Mr. Koos is not party to an employment agreement with you.

No approval has been granted by the FDA for the marketing and sale of Hemaxellerate, page 11

11.   Please expand this risk factor to address the lack of FDA approval for HemaXellerate II and DCell Vax, as discussed under "Principal Products and Services."

Distributing Security Holder, page 14

12.   Please reconcile your disclosure that Mr. Koos is "the sole executive officer and director of the Company" with your disclosure on page 49, which references Mr. Ichim as an executive officer and director.

Business, page 16

13.   Please describe what it means to undergo Phase I, II and III clinical trials and explain the circumstances under which you would choose to advance applications to Phase III instead of licensing or selling the applications following the Phase II trials.

14.   We note that you replicated in your prospectus certain portions of Exhibits 10.7 and 10.12 relating to your agreements with Dr. Min and Benitec Australia Limited, respectively. In lieu of simply repeating the contractual terms verbatim, please revise your disclosure to summarize the material components of these agreements, including the parties' rights and obligations, the intellectual property conveyed, the duration of the agreement, aggregate amounts paid to date under the agreement, revenue sharing under the agreement and termination provisions.

15.   Please revise to explain further how HemaXellerate I "ha[s] been demonstrated to repair damaged bone marrow and stimulate production of blood cells based on previous animal studies." For example, please disclose:

● the types of animal studies conducted;

● commencement and completion dates;

● the regulatory approvals sought and received to conduct the studies; and

● the clinical results.

Principal Products and Services, page 19

HemaXellerate I, page 19

16.   Please expand this section to discuss what preclinical development you have undertaken thus far with respect to HemaXellerate I, including a summary of the conclusions drawn from the preclinical data.

17.   Please disclose the basis for your belief that "…the isolated SVF will generate growth factors with the ability to repair hematopoietic stem cells" and that HemaXellerate "qualifies for Orphan designation under the Orphan Drug Act." Please also disclose when you plan to apply for orphan designation.

18.   The sentence that begins "[t]he sponsor of the product would also be entitled to a United States federal tax credit…" appears to be incomplete. Please advise, or revise.

Competitive business conditions and Regen's competitive position in the industry…, page 21

19.   Please disclose the approximate number of hours per week that the members of your Scientific Advisory Board devote to company business.

Need for any government approval of principal products or services…, page 25

20.   Please expand to describe the mechanics of submitting a New Drug Application or a Biologic License Application to the FDA and describe the FDA approval process for these applications.

Report of Independent Registered Public Accounting Firm, page 37

21.   Your auditor's report references financial statements for the year ended September 30, 2012. As you were not in operation for the entire year, please have your auditors remove the reference to the entire year and include only the period from inception through September 30, 2102.

Liquidity and Capital Resources, page 48

22.   Please expand your disclosure to state whether you have identified any governmental or non-government grants for which you are eligible or plan to apply.

Directors, Executive Officers, Promoters and Control Persons, page 48

23.   Please clarify whether Messrs. Koos or Ichim receive compensation for their service as directors.

Thomas Ichim, page 49

24.   Please disclose the approximate hours per week that Mr. Ichim devotes to company business.

Summary Compensation Tables, page 52

25.   We refer to footnote (b) to the summary compensation table. Please revise to clarify, if true, that the aggregate grant date fair value for the restricted stock awards was computed in accordance with FASB Topic 718. See Regulation S-K Item 402(n)(2)(v). Please also provide narrative disclosure that explains why you granted the restricted stock awards. See Item 402(o) of Regulation S-K.

26.   Please identify by footnote the vesting dates of the restricted stock shown in the second table on page 52.   See Instruction 2 to Item 402(p)(2) of Regulation S-K.

Employment Agreements, page 53

27.   Please disclose the grant date fair value of the signing shares awarded to Messrs. Ichim and Mizer and tell us how these shares are reflected in the summary compensation table.

Security Ownership of Certain Beneficial Owners and Management, page 57

28.   Please tell us why the table on page 58 does not reflect shares held by Mr. Ichim.

Exhibits

29.   Certain of your exhibit numbers do not correspond with the exhibit index presented in your prospectus. For example, the legality opinion is presented in the index as Exhibit 5.1, but is filed as Exhibit 99.C6. Please revise and re-file, as necessary. Additionally, please revise your exhibit index so that it is in numerical order.

Exhibit 23.2

30.   Please obtain a recently signed consent from your accountant for your use of its audit report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Keira Ino at (202) 551-3659 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director